

Andrew Ooi

Entrepreneur

Georgetown, Penang, Malaysia ·

Contact info

57 connections

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Beno, Inc

University of Northumbria at Newcastle

Experience

Chief Financial Officer
Beno, Inc · Full-time
Oct 2016 – Present · 4 yrs 11 mos

Education

University of Northumbria at Newcastle
2004 – 2007

Penang Skills Development Centre
Mechanical & Mechatronics Engineering
2001 – 2004

Skills & endorsements

Venture Capital

Entrepreneurship

Finance

Interests

Northumbria University
155,726 followers

Beno, Inc
1,157 followers

Penang Skills Developm
5,084 followers